Exhibit 99.4

GDS HOLDINGS LIMITED

PROXY CARD

THIS PROXY CARD IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS OF GDS HOLDINGS LIMITED FOR THE 2017 ANNUAL GENERAL MEETING OF SHAREHOLDERS TO BE HELD ON AUGUST 16, 2017.

The undersigned shareholder of GDS Holdings Limited, a Cayman Islands company (the “Company”), hereby acknowledges receipt of the notice of annual general meeting of shareholders and proxy statement, and hereby appoints

____________________________________________________________________________ (insert name) or failing him/her, Mr. William Wei Huang, the chairman and chief executive officer of the Company, with full power to each of substitution, on behalf and in the name of the undersigned, to represent the undersigned at the annual general meeting of shareholders of the Company to be held at Room F, 5th Floor, World-Wide House 19 Des Voeux Road, Central, Hong Kong at 4:00 p.m. (China Standard Time) on August 16, 2017 (which is 4:00 a.m. (Eastern Daylight Saving Time) on August 16, 2017), and at any adjournment thereof, and to vote all Class A Ordinary shares which the undersigned would be entitled to vote if then and there personally present, on the matters set forth below (i) as specified by the undersigned below and (ii) in the discretion of any proxy upon such other business as may properly come before the meeting, all as set forth in the notice of annual general meeting and in the proxy statement furnished herewith.

This proxy when properly executed will be voted in the manner directed herein by the undersigned shareholder. If no direction is made, this proxy will be voted at the discretion of the holder of the proxy “FOR” the following proposal:

Proposal 1:  Re-election of Mr. Erik Siao as a director of the Company.

For	Against	Abstain
☐	☐	☐

Proposal 2:  Re-election of Mr. Satoshi Okada as a director of the Company.

For	Against	Abstain
☐	☐	☐

Proposal 3:  Re-election of Mr. Chang Sun as a director of the Company.

For	Against	Abstain
☐	☐	☐

Proposal 4:  Confirmation of the appointment of KPMG Huazhen LLP as independent auditor of the Company for the fiscal year ending December 31, 2017.

For	Against	Abstain
☐	☐	☐

Proposal 5:  Authorization of each of the directors and officers of the Company to take any and every action that might be necessary to effect the foregoing resolutions as such director or officer, in his or her absolute discretion, thinks fit.

For	Against	Abstain
☐	☐	☐

Dated: , 2017

Shareholder Name:

Signature

This Proxy Card must be signed by the person registered in the register of members of the Company at the close of business on July 17, 2017 (China Standard Time).  In the case of a corporation, this Proxy Card must be executed by a duly authorized officer or attorney.

NOTES

IF YOU HAVE EXECUTED A STANDING PROXY, YOUR STANDING PROXY WILL BE VOTED AS INDICATED IN NOTE 2 BELOW, UNLESS YOU ATTEND THE MEETING IN PERSON OR COMPLETE AND SEND IN THIS FORM APPOINTING A SPECIFIC PROXY.

1.              A proxy need not be a shareholder of the Company.  A shareholder entitled to attend and vote at the meeting is entitled to appoint one or more proxies to attend and vote in his/her stead.  Please insert the name of the person(s) of your own choice that you wish to be appointed proxy in the space provided, failing which Mr. William Wei Huang of the Company will be appointed as your proxy.

2.              Any standing proxy previously deposited by a shareholder with the Company will be voted in favor of the resolutions to be proposed at the meeting unless revoked prior to the meeting or the shareholder attends the meeting in person or completes and returns this form appointing a specific proxy.

3.              Whether or not you propose to attend the meeting in person, you are strongly advised to complete and return this form of proxy in accordance with these instructions.  To be valid, this form must be completed and deposited (together with any power of attorney or other authority under which it is signed or a notarially certified copy of that power or authority) to the attention of Cathy Zhang, Legal Counsel, GDS Holdings Limited, East Unit, South Tower, 5th Floor, 1ST Building, No. 20, Lane 91, E Shan Road, Pudong, Shanghai 200127, P.R.C., +8621-51186944, as soon as possible and in any event not later than 48 hours before the time for holding the meeting or any adjourned meeting.  Returning this completed form of proxy will not preclude you from attending the meeting and voting in person if you so wish.

4.              If two or more persons are jointly registered as holders of a share, the vote of the senior person who tenders a vote, whether in person or by proxy, shall be accepted to the exclusion of the votes of other joint holders.  For this purpose, seniority shall be determined by the order in which the names stand on the Company’s register of members in respect of the relevant shares. The senior holder should sign this form, but the names of all other joint holders should be stated on the form in the space provided.

5.              If this form is returned without an indication as to how the proxy shall vote, the proxy will exercise his/her discretion as to whether he/she votes and if so how.

6.              This form of proxy is for use by shareholders only.  If the appointor is a corporate entity this form of proxy must either be under its seal or under the hand of some officer or attorney duly authorized for that purpose.

7.              Any alterations made to this form must be initialed by you.